EXHIBIT 23.7

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated October 28, 2004 (except for Note 1, Basis of preparation, as to which the date is 26 November 2004), with respect to the Consolidated Financial Statements of Iscor Limited and subsidiaries as of December 31, 2002 and 2003 and for each of the two years ended December 31, 2003 which report is included in Amendment No. 3 to the Registration Statement (Form F-4 No. 333-121220) and related prospectus of Mittal Steel Company N.V. (formerly Ispat International N.V.). As stated in our report, these Consolidated Financial Statements were restated for the treatment of negative goodwill.

KPMG Inc.
/s/ KPMG Inc.

Registered Accountants and Auditors
Pretoria, South Africa
March 10, 2005